ASSIGNMENT OF MEMBERSHIP INTERESTS



THIS ASSIGNMENT made and entered into effective the **23** day of ~~September~~ AUGUST 2021 by and among Dr. Ming Wang ("Assignor") and David Fischer (the "Assignee") and Ideation, LLC, a Delaware limited liability company (the "Company").

WHEREAS, Assignor holds a 90% Membership Interest (represented by 90 Units) as a Member in the Company, as more fully defined and described in that certain Limited Liability Company Agreement of the Company, dated December 16, 2019 (the "LLC Agreement");

WHER EAS, Assignor desires to transfer, assign and convey a 10% Membership Interest (represented by 10 Units) in the Company to Assignee so that after such transfer and assignment, Assignee has an aggregate 20% Membership Interest (represented by 20 Units) and Assignor has an 80% Membership Interest (represented by 80 Units) in the Company;

WHEREAS, Assignee desires to have assigned to Assignee by Assignor the above-referenced right, title, claim and interest in and to the Membership Interest in the Company described above;

NOW, THEREFORE, in consideration of the foregoing consideration and One and No/100 Dollars ($1.00) and other good and valuable consideration to Assignor, the receipt and sufficiency of which are hereby acknowledged by Assignor, Assignor does hereby assign and transfer unto Assignee all of Assignor's right, title, claim and interest in and to the additional 10% Membership Interest (represented by 10 Units) of the Company set forth above. Accordingly, Assignee shall be entitled to receive a 20% share of the profits, income, or losses and any other distribution or allocation in the Company.

FURTHER, the undersigned hereby waive applicability of any and all transfer restrictions, rights of first refusal and other provisions contained in the LLC Agreement of the Company with respect to the transactions contemplated by this Assignment and authorize any officer of the Company to update its records and amend Schedule I to the LLC Agreement to reflect such change in ownership as set forth on the attachment hereto.

Dated: Effective August **23**, 2021



_____
Dr. Ming Wang

_____
David Fischer

Ideation, LLC



By: _____
Name: Dr. Ming Wang
Title: President

IDEATION, LLC
SCHEDULE I

Member Name, Address, and Email Address	Initial Capital Contribution	Units	Membership Interest
Dr. Ming Wang 161 Chickering Meadow Nashville, TN 37215 Email: drwang@wangvisioninstitute.com	The consideration set forth in Section 1 of that certain Subscription and Investment Representation Agreement by and between the Company and Dr. Ming Wang dated December 16, 2019	80	80%
David Fischer 6923 Lydia Lane Woodbury, MN 55125 Email: mrdavidefischer@gmail.com	The consideration set forth in Section 1 of that certain Subscription and Investment Representation Agreement by and between the Company and David Fischer dated December 16, 2019	20	20%